Exhibit 99.m(2)
SHAREHOLDER SERVICES PLAN
     WHEREAS, each registered investment company, as set forth on Schedule A, as it may be supplemented from time to time (each a “Fund” and collectively the “Funds”), engages or intends to engage in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”); and
     WHEREAS, each Fund desires to adopt a Shareholder Services Plan, and the Trustees/Directors have determined that there is a reasonable likelihood that adoption of the Plan will benefit such Fund and its shareholders; and
     WHEREAS, each Fund and Morgan Stanley Distributors Inc. or its predecessors, as the case may be (the “Distributor”), have entered into a Distribution Agreement (the “Distribution Agreement”) pursuant to which the Fund employs the Distributor in such capacity during the continuous offering of shares of the Fund; and
     WHEREAS, each Fund included on Schedule A as of the date hereof (a “Current Fund”) has adopted, and the Distributor has agreed to the terms of, a Shareholder Services Plan effective as of a date set forth on Schedule A; and
     WHEREAS, this Shareholder Services Plan is intended to serve as the Shareholder Services Plan (the “Plan”) for each Fund included on Schedule A, subsequent to the date hereof.
     1. Each Fund may pay to the Distributor, Morgan Stanley DW Inc. (“MSDW”) and other affiliated broker-dealers, as compensation for the provision of services to shareholders, a service fee up to the rate set forth on Schedule A on an annualized basis of the average daily net assets of such shares. Such fee shall be calculated and accrued daily and paid monthly.
     2. The service fee may be paid for the provision of “personal service and/or the maintenance of shareholder accounts” as provided for in Section 2830(b)(9) of the NASD Conduct Rules, including (i) expenditures for overhead and other expenses of the Distributor, MSDW and other affiliated broker-dealers, (ii) telephone and other communications expenses relating to the provision of shareholder services and (iii) compensation to and expenses of financial advisors and other employees of the Distributor, MSDW and other affiliated broker-dealers for the provision of shareholder services (collectively, the “Services”). If the NASD amends the definition of “service fee” or adopts a related definition intended to define the same concept, the services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.
     3. This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Fund’s Board of Trustees/Directors (the “Board”) and (b) those Board members of the Fund who are not “interested persons” of the Fund and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (“Independent Board Members”), cast in person at a meeting (or meetings) called for the purpose of voting on such approval.
     4. This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3.
     5. The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended with respect to the Services. The Distributor shall submit only information regarding amounts expended for the Services to the Board in support of the service fee payable hereunder.
     6. This Plan may be terminated with respect to a Fund at any time by vote of the Board or by vote of a majority of the Independent Board Members.
     7. No material amendment to the Plan shall be made unless approved in the manner provided for initial approval in Paragraph 3 hereof.
     8. If, as of the end of any calendar year, amounts incurred by the Distributor, MSDW and other affiliated broker-dealers on behalf of a Fund (including accrued expenses) with respect to the Services are less than the amount of payments made by such Fund pursuant to this Plan, the Distributor shall promptly make appropriate reimbursement to the Fund. If, however, as of the end of any calendar year, the amounts incurred with respect to the Services by the Distributor, MSDW and other affiliated broker-dealers on behalf of the Fund are greater than the amount of payments made by such Fund pursuant to this Plan, such Fund will not reimburse the Distributor, MSDW and other affiliated broker-dealers for such expenses through payments accrued pursuant to this Plan in the subsequent fiscal year.
     9. The Distributor may direct that all or any part of the amounts receivable by it under this Plan be paid directly to MSDW, its affiliates or other broker-dealers that provide shareholder services. All payments made hereunder pursuant to the Plan shall be in accordance with the terms and limitations of the Conduct Rules of NASD.
     10. Each Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.
     11. With respect to those Funds that are Massachusetts business trusts, the Declaration of Trust together with all amendments thereto establishing each Fund identified on Schedule A as a Massachusetts business trust (the “Declaration”), is on file in the office of the Secretary of The Commonwealth of

Massachusetts, and provides that the name of such Funds refers to the Trustees under the Declaration collectively as Trustees but not as individuals or personally; and no Trustee, shareholder, officer, employee or agent of such Fund shall be held to any personal liability, nor shall resort be had to their private property for this satisfaction of any obligation or claim or otherwise, in connection with the affairs of such Funds, but the Trust Estate only shall be liable.
     IN WITNESS WHEREOF, the Funds and the Distributor have executed this Plan of Distribution as of the day and year set forth below in New York, New York.
Dated: October 31, 2006

Attest:	On behalf of each Fund as set forth on Schedule A

/s/ Mary Mullin	By:	/s/ Ronald E. Robison

Mary Mullin Secretary		Ronald E. Robison

Attest:	Morgan Stanley Distributors Inc.

/s/ Yvette Hayes	By:	/s/ Michael P. Kiley

Yvette Hayes		Michael P. Kiley

SCHEDULE A
ADOPTING FUNDS
All of the Funds referenced below are organized as Massachusetts business trusts unless otherwise indicated.

		EFFECTIVE DATE OF PLAN AND
FUND	FEE	AMENDMENTS THERETO

Morgan Stanley California Tax-Free Daily Income Trust	.15%	October 31, 2006

Morgan Stanley Limited Duration U. S. Treasury Trust	.25%	October 31, 2006

Morgan Stanley Liquid Asset Fund Inc. (Maryland Corp.)	.15%	October 31, 2006

Morgan Stanley New York Municipal Money Market Trust	.15%	October 31, 2006

Morgan Stanley Tax-Free Daily Income Trust	.15%	October 31, 2006

Morgan Stanley U.S. Government Money Market Trust	.15%	October 31, 2006

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